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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      REPORT ON FORM 6-K DATED October 15, 2010

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628), on
September 10, 2007 (File No. 333-137628) and on September 10, 2008 (File No.
333-153396).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: October 15, 2010

                                      By:  /s/ David Bar-Yosef
                                           ------------------------------
                                           David Bar-Yosef, Advocate
                                           General Counsel

                                                                    NEWS RELEASE

                    KIBBUTZ SHAMIR AND ESSILOR SIGN AGREEMENT
                    ESSILOR TO ACQUIRE 50% OF SHAMIR OPTICAL

KIBBUTZ SHAMIR, ISRAEL AND CHARENTON-LE-PONT, FRANCE OCTOBER 15, 2010, 08:30
A.M. - Shamir Optical Industry Ltd. (NASDAQ: SHMR) ("Shamir Optical"), Kibbutz
Shamir and Essilor International (NYSE EURONEXT: EI) ("Essilor") today announced that they have signed an agreement whereby Essilor will, through a series of transactions, acquire 50% of Shamir Optical. As a result of these transactions,
Kibbutz Shamir and Essilor will each own 50% of Shamir Optical.

Headquartered in Kibbutz Shamir, Israel, Shamir Optical is a fast growing provider of innovative products and technology to the ophthalmic lens industry.
Shamir Optical reported 2009 revenues of $142 million, generated mainly in
Europe and the United States, and has approximately 1,400 full-time employees.

Amos Netzer, Chief Executive Officer of Shamir Optical commented "This venture places Shamir Optical in a position to accelerate the development of new products and to strengthen its presence in the market place by using Essilor's
R&D capabilities, notably in coatings, and its worldwide distribution network.
The transaction will create synergies and provide Shamir Optical with additional resources to invest in its development."

Hubert Sagnieres, Essilor's Chief Executive Officer said "This joint venture represents a strategic addition to Essilor's business and will strengthen our offer to the mid-tier segment with additional high-quality products. Shamir
Optical's range of products fits closely with Essilor's. Thanks to our existing network, respective expertise and the potential for vertical cost synergies, our partnership will allow us to grow the worldwide optical business with innovative, new value-added products and services and to expand our offer to eyecare professionals around the world. Shamir Optical will continue to produce and promote its brands, products and services as a separate business entity."

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Under the planned transaction, Shamir Optical will be delisted from the Nasdaq
Global Market and the Tel Aviv Stock Exchange through a merger with a wholly owned subsidiary of Essilor by which all shareholders other than Kibbutz Shamir will receive cash for their shares. Essilor will simultaneously acquire for cash additional shares directly or indirectly from Kibbutz Shamir in order to reach
50% of Shamir Optical. The price offered for each transaction is $14.5 per
Shamir Optical share. This price, together with the dividend of $0.804 payable to Shamir Optical shareholders of record on 8th November 2010, represents a total value of $15.3 per share, corresponding to a 57% premium over the last 90 day average closing share price on Nasdaq of $9.75. The transaction will represent a cash investment of $130 million for Essilor, to be fully financed using Essilor's existing committed credit facilities.

Shamir Optical's Board of Directors and its Audit Committee have unanimously approved the terms of the proposed transaction and Shamir Optical's Board of
Directors has recommended it to Shamir Optical Shareholders. Certain shareholders representing approximately 69.3% of Shamir Optical's outstanding capital, including Kibbutz Shamir, have signed support agreements committing to vote in favour of the transaction at the special meeting of shareholders that will be called to approve the transaction.

Under the terms of the agreements between Essilor and Kibbutz Shamir, the existing management team of Shamir Optical will remain in place.

The transaction, which is subject to regulatory approvals, rulings, the approval of Shamir Optical's shareholders in accordance with Israeli law and the approval of the district court of Nazareth, Israel, is expected to close in mid 2011.

The Merger Agreement contains certain termination rights for both Essilor and
Shamir Optical and further provides that, upon termination of the Merger
Agreement under specified circumstances, Shamir Optical may be required to pay
Essilor termination fees of $11 million.

Shamir Optical expects to send its shareholders a shareholder information statement and proxy materials in connection with the meeting at which Shamir
Optical's shareholders will be asked to approve the proposed merger. Shamir
Optical's shareholders are urged to read the shareholder information statement and proxy materials, when they become available, because they will contain important information (see below, "Where You Can Obtain Further Information").

Essilor will fully consolidate Shamir Optical upon closing. Based on current estimates, the transaction is expected to be accretive to Essilor's earnings per share as of 2011 (before impact of the purchase price allocation).

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This news release is provided for information purposes only and does not constitute an offer to purchase any security, nor is it a solicitation of any vote or approval in any jurisdiction.

Shareholders of Shamir Optical should be aware that the consummation of the merger proposal is subject to various conditions, including the requisite shareholder vote described above, and therefore the merger proposal may not be consummated. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, attorney or other professional advisers.

WHERE YOU CAN OBTAIN FURTHER INFORMATION
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Details of the merger proposal will be contained in a document (the "Information
Statement ") to be mailed to the shareholders of Shamir Optical in due course.
In addition, since the merger proposal constitutes a "going private transaction"
subject to the requirements of Rule 13e-3 under the U.S. Securities Exchange Act of 1934, a Schedule 13E-3 will be filed as required with the United States
Securities and Exchange Commission (the "SEC"). All shareholders are urged to read the Schedule 13E-3, the Information Statement and any other definitive materials accompanying those documents before casting any vote at (or providing any proxy for) the special meeting of the shareholders. Shareholders may obtain such documents free of charge when they are furnished to the SEC and become available at the Web site maintained by the SEC (http://www.sec.gov).

ABOUT SHAMIR OPTICAL
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Shamir Optical is a Leading Provider of Innovative Products and Technology to
the Spectacle Lens Market. Shamir Optical's Leading Lenses are Marketed Under a
Variety of Trade Names, Including Shamir Creation(TM), Shamir Piccolo(TM),
Shamir Office(TM), Shamir Autograph(TM), Shamir Attitude(TM) and Shamir
Smart(TM). Shamir Optical is One of the World's Preeminent Research and
Development Teams for Progressive Lenses, Molds, and Complementary Technologies
and Tools. Shamir Developed Software Dedicated to the Design of Progressive
Lenses. This Software is Based On Shamir Optical's Proprietary Mathematical
Algorithms That Optimize Designs of Progressive Lenses for a Variety of
Activities and Environments. Shamir Optical Also has Created Software Tools
Specifically Designed for Research and Development and Production Requirements,
Including Eye Point Technology Software, Which Simulates Human Vision.

ABOUT ESSILOR
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The World Leader in Ophthalmic Optical Products, Essilor International
Researches, Develops, Manufactures and Markets Around the World a Wide Range of
Lenses to Improve and Protect Eyesight. Its Flagship Brands are Varilux(R),
Crizal(R), Essilor(R), Definity(R) and Xperio(TM).

With 34,700 Employees and Operations in 100 Countries, the Company Reported
Consolidated Revenue of More Than Euro 3.2 Billion in 2009.

the Essilor Share Trades On the Nyse Euronext Paris Market and is Included in
the Cac 40 Index. Codes and Symbols: (Isin: Fr0000121667; Reuters: Essi.pa;
Bloomberg: Ei:fp).

for More Information, Please Visit www.essilor.com.

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SHAMIR OPTICAL INVESTOR RELATIONS AND MEDIA CONTACTS
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Jeffrey Goldberger, KCSA Worldwide
Managing Director
Phone: + 1 212 896 1249 (NY)
jgoldberger@kcsa.com

ESSILOR INVESTOR RELATIONS AND FINANCIAL COMMUNICATIONS
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Veronique Gillet, SVP Investor Relations
Sebastien Leroy, Manager  Financial Communications
Phone: +33 (0)1 49 77 42 16
INVEST@ESSILOR.COM
www.essilor.com

FORWARD LOOKING STATEMENTS - DISCLAIMER AND SAFE HARBOR STATEMENTS
--------------------------------------------------------------------------------
Statements concerning the contemplated merger and related transactions, Shamir
Optical's or Essilor's business outlook, plans and objectives, product introductions and future economic performance and assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from the results or expectations expressed in those statements. These risks, uncertainties and factors include, but are not limited to: the inability to close the transactions referred to in this news release, to obtain required
Israeli court approval, regulatory and shareholder approvals of the merger and related transactions, and the performance of the obligations pursuant to the related agreements; conflicts in the region, the effects of competition in the industry, and changes in Shamir Optical's or Essilor's relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of operations of
Shamir Optical and Essilor, and their ability to manage their growth, including their ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in the industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing, including on products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations, liquidity and currency risks, and counterparty and investments risks; other operational, market and legal risks;
and other factors detailed in Shamir Optical's filings with the Securities and
Exchange Commission and in Essilor's annual Registration Document, available on its website (http://www.Essilor.com) (see, in particular, "Risk Factors" in each document). Neither Shamir Optical nor Essilor assume any obligation to update the information in this release.

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